OR ROYALTIES

TMX | TSX Trust

Appointment of Proxyholder

I/We, being holder(s) of common Shares of OR Royalties Inc. (the "Corporation"), hereby appoint: Mr. Norman MacDonald or failing him, Mr. Jason Attew or failing him, Mr. Frédéric Ruel or

____

Print the name of the person you are appointing if this person is someone other than the individuals listed above

as proxy of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual Meeting of Shareholders of the Corporation to be held at **1:30 p.m. (Eastern Daylight Time) on Thursday, May 7, 2026, at 1155, boul. René-Lévesque, 41st Floor, Montréal, Québec, H3B 3V2**, and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the management information circular of the Corporation accompanying this form of proxy (the "Circular").

Management recommends voting FOR the following Resolutions. Please use a dark black pencil or pen.

1. Election of Directors

	FOR	WITHHOLD
1. Jason Attew	☐	☐
2. Patrick Godin	☐	☐
3. Pierre Labbé	☐	☐
4. Wendy Louie	☐	☐
5. Norman MacDonald	☐	☐
6. Candace MacGibbon	☐	☐
7. Kevin Thomson	☐	☐

2. Appointment of Auditor

	FOR	WITHHOLD
To appoint PricewaterhouseCoopers LLP as the Corporation's independent auditor for fiscal year 2026 and to authorize the directors to fix its remuneration.	☐	☐

	FOR	AGAINST
3. Adopt an ordinary resolution for the continuation of the Second Amended and Restated Shareholder Rights Plan, the full text of which is reproduced in the accompanying Circular.	☐	☐
4. Adopt an advisory resolution supporting the Corporation's approach to Executive Compensation, the full text of which is reproduced in the accompanying Circular.	☐	☐

Under Canadian Securities Legislation, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to the TSX website https://services.tsxtrust.com/financialstatements and input code 5442A.

- ☐ I would like to receive quarterly financial statements
- ☐ I would like to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **(If no voting instructions are indicated above, this proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as such other proxyholder sees fit.) On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.**

______________________________ ____________

Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 1:30 p.m. (Eastern Daylight Time) on May 5, 2026.

Proxy Form – Annual Meeting of Shareholders of OR Royalties Inc. (the "Corporation") to be held at 1:30 p.m. (Eastern Daylight Time) on May 7, 2026 (the "Meeting")

Notes to Proxy

1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may forward either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of such security.

All holders should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of the Corporation's Management.

TMX | TSX Trust

How to Vote

INTERNET

- Go to www. www.meeting-vote.com
- View Meeting documents
- Cast your vote online

To vote using your smartphone, please scan this QR Code →

TELEPHONE

Use any phone, call toll free in Canada and United States **1-888-489-73522**, an agent will help you vote online.

To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy.

MAIL, FAX OR EMAIL

- Complete and return your signed proxy in the envelope provided or send to:

  TSX Trust Company
  P.O. Box 721
  Agincourt, Ontario M1S 0A1

- You may alternatively fax your proxy to 1 416-607-7964 or scan and email to proxyvote@tmx.com.

An undated proxy is deemed to be dated on the day it was mailed by Management to you.

All proxies must be received by 1:30 p.m. (Eastern Daylight Time) on May 5, 2026